Exhibit 99.14

INSTRUMENT OF TRANSFER

Splendid Days Limited

I (We) Truth Beauty Limited whose registered office is situated at 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110 in consideration of the Sum of US Dollars One Only paid to me (us) by (name in full) Lau Tak Kei Arthur of House 6, 4 Severn Road, The Peak, Hong Kong (occupation) Merchant (hereinafter called “the said Transferee”) do hereby transfer to the said Transferee the One (1) Ordinary Share(s) numbered              standing in my (own) name in the Register of Splendid Days Limited to hold unto the said Transferee his Executors, Administrators or Assigns subject to the several conditions upon which I (we) hold the same at the time of execution hereof. And I (we) the said Transferee do hereby agree to take the said Shares subject to the same conditions.

Witness our hands the 9th day of April 2020.

For and on behalf of Truth Beauty Limited